Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrative Committee of

The Kroger Co. 401(k) Retirement Savings Account Plan:

We consent to incorporation by reference in the Registration Statement (No. 333-138152 and No. 333-180404) on Form S-8 of The Kroger Co. of our report dated June 22, 2015, relating to the statements of net assets available for benefits of The Kroger Co. 401(k) Retirement Savings Account Plan as of December 31, 2014 and 2013, and the related statements of changes in net assets available for benefits for the years then ended and the supplemental schedule as of December 31, 2014, which report appears in the December 31, 2014 annual report on Form 11-K of The Kroger Co. 401(k) Retirement Savings Account Plan.

/s/ Clark, Schaefer, Hackett & Co.

Cincinnati, Ohio

June 22, 2015